                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                  PIXTECH, INC.
                                (Name of Issuer)


                     COMMON STOCK, par value $0.01 per share
                         (Title of Class of Securities)


                                   72583K 10 9

                                 (CUSIP Number)


                                December 31, 1999
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 7 Pages

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CUSIP No. 72583K 10 9               13G                       Page 2 of 7 Pages

1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Sumitomo Corporation

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]
                                                                        (b) [ ]

3         SEC USE ONLY


4         CITIZENSHIP OR PLACE OF ORGANIZATION
               JAPAN


                           5    SOLE VOTING POWER
       NUMBER OF                290,000 shares of Common Stock
                                In addition, if the Convertible Note were
         SHARES                 converted on December 31, 1999, 2,225,484
                                additional shares of Common Stock, representing
     BENEFICIALLY               the number of shares into which the $3,404,991
                                outstanding principal amount of Convertible Note
       OWNED BY                 was convertible on such date (1)

         EACH              6    SHARED VOTING POWER
                                    NONE
      REPORTING
                           7    SOLE DISPOSITIVE POWER
     PERSON WITH                290,000 shares of Common Stock
                                In addition, if the Convertible Note were converted on December 31, 1999, 2,225,484 additional shares of Common Stock, representing the number of shares into which the $3,404,991 outstanding principal amount of Convertible Note was convertible on such date (1)

                           8    SHARED DISPOSITIVE POWER
                                    NONE

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,000 shares of Common Stock
          In addition, if the Convertible Note were converted on December 31, 1999, 2,225,484 additional shares of Common Stock, representing the number of shares into which the $3,404,991 outstanding principal amount of Convertible Note was convertible on such date (1)

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%, including (a) 290,000 shares of Common Stock held as of December 31, 1999 and (b) if the Convertible Note were converted on December 31, 1999 (based on 37,237,283 Shares of Common Stock reported to be outstanding as of December 20, 1999 in the Issuer's proxy statement pursuant to Section 14(A) filed on December 22, 1999, plus the shares of Common Stock currently held and issuable upon conversion of the Convertible Note referred to in Items 5, 7 and 9 above)(2)

12        TYPE OF REPORTING PERSON*
               CO

     (1) Sumitomo Corporation ("Sumitomo") and PixTech, Inc. ("PixTech") entered into a convertible note (the "Note") on October 27, 1997 in the original principal amount of $5,000,000, which was convertible at Sumitomo's election, after the 18-month anniversary of the date of the Note (or after April 27, 1999), into shares of Common Stock of PixTech. The number of shares of PixTech Common Stock issuable upon conversion of the Note is equal to (a) the amount of the outstanding principal balance of the Note converted divided by (b) an amount equal to eighty percent (80%) of the average closing price on the Nasdaq National Market System of a share of PixTech Common Stock over the twenty consecutive trading days immediately prior to the date of the conversion notice (the "Conversion Price").

     Under Rule 13d-3(d) of the Securities Exchange Act of 1934, "beneficial owner" includes those persons who have the right to acquire beneficial ownership of registered securities within sixty days, including through conversion of a security, or in the case of the Note, on or after February 26, 1999. As of December 31, 1999, Sumitomo had converted an aggregate of $1,595,009 principal amount of the Note on August 23, August 25, October 25, November 15, November 18, November 22, November 29 and December 1, December 6, December 13, December 23 and December 29, 1999 and received 1,100,000 shares upon such conversions. As of December 31, 1999, Sumitomo had sold 810,000 shares received upon conversions and held 290,000 shares. On December 31, 1999, the outstanding principal balance of the Note was $3,404,991 and Sumitomo had the right to acquire 2,225,484 shares of PixTech Common Stock, based on a Conversion Price of $1.53.

     (2) As of February 9, 2000, Sumitomo had converted all $5,000,000 original principal amount of the Note for 2,876,246 shares. Of these 2,876,246 shares, as of February 9, 2000, Sumitomo had sold 2,456,500 shares and held 419,746 shares, representing 1.1% of the 37,237,283 Shares of PixTech Common Stock reported to be outstanding as of December 20, 1999 in the PixTech proxy statement pursuant to Section 14(A) filed on December 22, 1999.

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SCHEDULE 13G                                                   Page 4 of 7 Pages
SUMITOMO CORPORATION

ITEM 1.

     (a)    Name of Issuer:  PixTech, Inc.

     (b)   Address of Issuer's Principal Executive Offices:

           Avenue Olivier Perroy 13790
           Rousset, France

ITEM 2.

     (a)    Name of Person Filing:

            Sumitomo Corporation

     (b)    Address of Principal Business Office or, if none, Residence:

            5-33, Kitahama 4-chome
            Chuo-ku
            Osaka  JAPAN  540-8666

     (c)   Citizenship:  Japan

     (d)   Title of Class Securities:  Common Stock, par value $0.01 per share

     (e)   CUSIP Number:  72583K 10 9

ITEM 3.

     Not applicable.

ITEM 4.       OWNERSHIP

     (a)    Amount Beneficially Owned:

            290,000 shares of Common Stock
            In addition, if the Convertible Note were converted on December 31, 1999, 2,225,484 additional shares of Common Stock, representing the number of shares into which the $3,404,991 outstanding principal amount of Convertible Note was convertible on such date (1)


     (b) Percent of Class: 6.8%, including (a) 290,000 shares of Common Stock held as of December 31, 1999 and (b) if the Convertible Note were converted on December 31, 1999 (based on 37,237,283 Shares of Common Stock reported to be outstanding as of December 20, 1999 in the Issuer's proxy statement pursuant to Section 14(A) filed on December 22, 1999, plus the shares of Common Stock currently held and issuable upon conversion of the Convertible Note referred to in Item 4(a) above)(2)

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SCHEDULE 13G                                                   Page 5 of 7 Pages
SUMITOMO CORPORATION


     (c)   Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote:

                       290,000 shares of Common Stock
                       In addition, if the Convertible Note were converted on December 31, 1999, 2,225,484 additional shares of Common Stock, representing the number of shares into which the $3,404,991 outstanding principal amount of Convertible Note was convertible on such date (1)

                (ii)   shared power to vote or to direct the vote:

                       None

                (iii)  sole power to dispose or to direct the disposition of:

                       290,000 shares of Common Stock
                       In addition, if the Convertible Note were converted on December 31, 1999, 2,225,484 additional shares of Common Stock, representing the number of shares into which the $3,404,991 outstanding principal amount of Convertible Note was convertible on such date (1)

                (iv)   shared power to dispose or to direct the disposition of:

                       None

     (1) Sumitomo and PixTech entered into the Note on October 27, 1997 in the original principal amount of $5,000,000, which was convertible at Sumitomo's election, after the 18-month anniversary of the date of the Note (or after April 27, 1999), into shares of Common Stock of PixTech. The number of shares of PixTech Common Stock issuable upon conversion of the
     Note is equal to (a) the amount of the outstanding principal balance of the Note converted divided by (b) an amount equal to eighty percent (80%) of the average closing price on the Nasdaq National Market System of a share of PixTech Common Stock over the twenty consecutive trading days immediately prior to the date of the conversion notice (the "Conversion Price").

     Under Rule 13d-3(d) of the Securities Exchange Act of 1934, "beneficial owner" includes those persons who have the right to acquire beneficial ownership of registered securities within sixty days, including through conversion of a security, or in the case of the Note, on or after February 26, 1999. As of December 31, 1999, Sumitomo had converted an aggregate of $1,595,009 principal amount of the Note on August 23, August 25, October 25, November 15, November 18, November 22, November 29 and December 1, December 6, December 13, December 23 and December 29, 1999 and received 1,100,000 shares upon such conversions. As of December 31, 1999, Sumitomo had sold 810,000 shares received upon conversions and held 290,000 shares. On December 31, 1999, the outstanding principal balance

SCHEDULE 13G                                                   Page 6 of 7 Pages
SUMITOMO CORPORATION


     of the Note was $3,404,991 and Sumitomo had the right to acquire 2,225,484 shares of PixTech Common Stock, based on a Conversion Price of $1.53.

     (2) As of February 9, 2000, Sumitomo had converted all $5,000,000 original principal amount of the Note for 2,876,246 shares. Of these 2,876,246 shares, as of February 9, 2000, Sumitomo had sold 2,456,500 shares and held 419,746 shares, representing 1.1% of the 37,237,283 Shares of PixTech Common Stock reported to be outstanding as of December 20, 1999 in the PixTech proxy statement pursuant to Section 14(A) filed on December 22, 1999.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     This statement is being filed to report the fact that as of February 9, 2000 the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities.

ITEM 6.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF THE GROUP

     Not applicable.

ITEM 10.      CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SCHEDULE 13G                                                   Page 7 of 7 Pages
SUMITOMO CORPORATION

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Date:  February 14, 2000


                                          /s/ Akio Yamane
                                          -------------------------------
                                          Name:  Akio Yamane
                                          Title:  Deputy General Manager,
                                          Electronics Department
                                          Sumitomo Corporation